

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

December 11, 2008

BY U.S. Mail and facsimile
Mr. Dennis J. Conroy
Chief Executive Officer
Computer Horizons Corp.
2001 Route 46 East, Suite 310
Parsippany, New Jersey 07054

> **Re:** **Computer Horizons Corp.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed December 4, 2008**
> **File No. 5-10980**
>
> **Amendment No. 1 Preliminary Proxy Statement on Schedule 14A**
> **Filed December 4, 2008**
> **File No. 0-07282**

Dear Mr. Conroy:

    We have reviewed your filings and have the following comments. The page references in our comments relate to the marked copies of the filings.

Amended Schedule 13E-3

Identity and Background of Filing Person, page 3

1. We note your response to our prior comment 2 and reissue it in part. For each executive officer provide the information required by Item 1003(c)(2) of Regulation M-A in regard to the principal business and address of any organization with which they were employed during the past five years, and for Ms. Rodriguez the starting and ending dates of each position held during the past five years.

<u>Revised Preliminary Proxy Statement on Schedule 14A</u>

<u>Summary of Terms of the Reverse/Forward Stock Split, page 1</u>

2. We note your response to our prior comment 10 and reissue it. We note the disclosure in the 4th bullet on page 4 in which you state that the Board has concluded that the transaction is fair to unaffiliated shareholders "from a financial point of view." We note similar statements on pages 12 and 14. Please revise your disclosure throughout the proxy statement to consistently state whether the filing person believes that the Rule 13e-3 transaction is fair or unfair (as opposed to being fair from a financial point of view) to unaffiliated security holders, including those that will be cashed out and those that will retain an interest in the company. Refer to Item 1014(a) of Regulation M-A.

<u>Special Factors</u>

<u>Board Deliberations, page 9</u>

3. We note your response to our prior comment 19. Please disclose the substance of your response in the proxy statement.

<u>Certain Effects of Reverse/Forward Stock Split on the Company's Shareholders</u>

<u>Detriments, page 25</u>

4. We note your response to our prior comment 35. Please add to this section a discussion of the potential liability shareholders may have, including cashed-out shareholders, regarding the possibility of having to pay your creditors any distributions that they receive from you if you do not create an adequate contingency reserve to pay all expenses and liabilities.

<u>Closing Comments</u>

As appropriate, please amend your proxy statement and Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3619 with any questions.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

cc: Robert Koplar, Esq. (by facsimile, 212-451-2222)
        D. Levy